SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2021

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number
1.1	Announcement with respect to 2020 Annual Results, dated March 25, 2021
2.1	Proposed Change of Auditors, dated March 25, 2021
3.1

Closure of Register of Members and Announcement in Relation to the Withholding and Payment of Enterprise Income Tax for Non-Resident Enterprises in Respect of the Proposed 2020 Final Dividend, dated March 25, 2021

4.1	Proposed Amendment to Articles of Association, dated March 25, 2021

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fifth generation, or 5G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 5G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 5G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;
•

the expected impact of the implementation in Mainland China of the policy of “speed upgrade and tariff reduction” and the cancellation of roaming tariffs on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;
•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

2

•	the potential impact of the outcome of the State Administration for Market Regulation’s investigation on us;
•	the impact of the outbreak of the coronavirus disease, or COVID-19, a disease caused by a novel strain of coronavirus, on the PRC economy and our operations and financial performance;
•	the expected impact of new service offerings on our business, financial condition and results of operations; and
•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	March 25, 2021	By:	/s/ Dong Xin
			Name:	Dong Xin
			Title:	Executive Director and Chief Executive Officer

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2020 ANNUAL RESULTS

•Operating revenue was RMB768.1 billion, up by 3.0%, of which revenue from telecommunications services was RMB695.7 billion, up by 3.2%

•EBITDA[1] was RMB285.1 billion, down by 3.7%

•Profit attributable to equity shareholders was RMB107.8 billion, up by 1.1%

•Total number of mobile customers was 942 million

•Total number of wireline broadband customers was 210 million

•A final dividend of HK$1.76 per share was proposed; together with an interim dividend of HK$1.53 per share already paid, total dividend for 2020 amounted to HK$3.29 per share

[1]	EBITDA = profit from operations + depreciation and amortization

CHAIRMAN’S STATEMENT

Dear Shareholders,

We were faced with a complex operating environment in 2020. COVID-19 affected all aspects of life, while the digital transformation of our economy and society further accelerated, and coopetition within the telecommunications industry and beyond continued to evolve. Despite various difficulties and challenges, we managed to forge ahead steadily with the goal of achieving high-quality development and becoming a world-class enterprise by building a dynamic “Powerhouse”. This overarching strategy drove us to speed up our business transformation and upgrade while deepening reforms and innovation. Harnessing the opportunities brought about by 5G development, we strived to capture new markets emerged in the blue-ocean digital economy to strengthen our industry-leading position. As a result, our business performance maintained stable and healthy growth and our business development picked up stronger momentum and achieved significant success on various fronts.

2020 operating results

Our operating revenue reached RMB768.1 billion in the 2020 financial year, up by 3.0% compared to the year before. Of this, telecommunications services revenue amounted to RMB695.7 billion, representing growth of 3.2% year-on-year. Our two growth drivers, the “Home” market and the “Business” market, delivered outstanding performance. Wireline broadband revenue increased by 17.4% year-on-year and reached RMB80.8 billion. Revenue from applications and information services increased by 22.4% year-on-year and reached RMB101.0 billion. Revenue contribution from new businesses (non-traditional telecommunications services) continued to grow and the revenue structure comprising the “Customer” (C), “Home” (H), “Business” (B) and “New” (N) markets has further optimized. We delivered strong momentum for sustainable future growth.

In order to further reduce costs and enhance efficiency, we tightened cost control measures involving all staff members and production factors, as well as the entire workflow. Our efforts generated desirable outcomes. Profit attributable to equity shareholders reached RMB107.8 billion or RMB5.27 per share, up by 1.1% year-on-year. In terms of profitability, we maintained our leading position among top-tier global telecommunications operators. EBITDA was RMB285.1 billion, down by 3.7% from last year. EBITDA margin was 37.1%, down by 2.6 percentage points compared to the previous year. Our capital expenditure was RMB180.6 billion and we maintained our free cash flow at the healthy level of RMB127.1 billion.

The Board recommends a final dividend payment of HK$1.76 per share for the year ended 31 December 2020. Together with the interim dividend of HK$1.53 per share already paid, total dividend for the 2020 financial year amounted to HK$3.29 per share.

The Company attaches great importance to shareholder returns, and will maintain a stable dividend per share for the full year of 2021, after giving overall consideration to its profitability and cash flow generation.  The Company will strive to create greater value for shareholders.

The Board believes that our industry-leading profitability level and ability to generate healthy cash flow will provide sufficient support for the Company’s future development and create favorable returns for our shareholders.

Promoting the balanced and integrated development of the CHBN markets; achieving significant progress in business transformation and upgrade

In light of the accelerated digital transformation of the economy and society, our strategy is to expedite the construction of information “highway” consisting of first-class new information infrastructure and operate information “high-speed train” by introducing innovative operating practices and exploring new use cases, products and business forms relating to information services. We also took steps to accelerate the shift toward online, intelligence and the cloud, and cultivated greater value by leveraging the scale of our business and promoting the balanced and integrated development of our CHBN markets. By doing so, we achieved breakthroughs in key businesses and products, while we continued to increase customer satisfaction.

In terms of our “Customer” market, we adhered to the strategy of integrating data access, applications and customer benefits. Focusing on our scale-based and value-oriented business operating system and scenario-based customer management, we drove the uptick in both quality and quantity of the 5G business, and stimulated the consumption of information and communications services. Centered around content development and customer benefits, we worked to build our three consumer brands – GoTone, M-zone and Easy Own – consolidating operations and brand value. We collaborated with cross-sector partners, developed prolific businesses and created experiences that resonate with our customers, all with a view to effectively boosting customer value and loyalty. As of the end of December 2020, the number of mobile customers reached 942 million. Of these, 165 million customers used our 5G packages, representing a net increase of 162 million customers, showing an ongoing industry-leading ability to grow our 5G customer base. Mobile ARPU (average revenue per user per month) reached RMB47.4 where the decline rate was flattened by 4.0 percentage points compared to the previous year. Our DOU (average handset data traffic per user per month) increased by 39.0% to 9.4GB.

With regard to the “Home” market, we placed emphasis on scale expansion, brand building, ecosystem cultivation and value uplift, expediting the setting up of a service suite that combines full-gigabit network connections with cloud-based applications. We focused on expanding our three main applications, i.e., smart home network deployment, home security and smart remote control, to further promote our smart home operations business. As a result, we recorded favourable growth in our customer base and revenue. In 2020, we added 20.13 million household broadband customers, bringing the total number to 192 million. 141 million of these customers registered for our digital set-top box service “Mobaihe”, accounting for 73.3% of our household customer base. Driven by the combination of bandwidth upgrades and the introduction of value-added applications, household broadband blended ARPU reached RMB37.7, an increase of 6.9% year-on-year.

The “Business” market is the new driver of our revenue growth and the major force of our business transformation and upgrade. We promoted the integrated development of network, cloud and DICT (data, information and communications technology) in key sectors including smart city, smart transportation and the Industrial Internet. We rolled out the “Cloud business: going all out to win” action plan to accelerate the evolution of intelligent cloud and forge our differentiated advantages in the convergences of cloud and network, cloud and big data, cloud and intelligence, and cloud and edge computing. We also launched the “Leading in 5G” action plan to showcase 5G implementation across verticals, supporting them with new information infrastructure that combines the strengths of 5G and AI, IoT, cloud computing, big data and edge computing. In 2020, our corporate customers showed a net increase of 3.56 million, totaling 13.84 million. The revenue from dedicated lines increased by 19.3% year-on-year and reached RMB24.0 billion. The revenue from DICT reached RMB43.5 billion, representing an increase of 66.5% year-on-year and a 2.6 percentage points increase in contribution to the telecommunications services revenue. Of this, mobile cloud revenue reached RMB9.2 billion, up by 353.8% year-on-year. In terms of 5G applications for vertical industry sectors, we have developed 100 industry-leading showcases at the headquarters level and 2,340 provincial-level feature projects, which have gradually gained traction following our promotional efforts in 15 industry segments.

In terms of the “New” market, we focused on four key areas – international business, equity investment, digital content and FinTech – using an innovative approach. Our efforts have yielded initial success. With regard to our international business, we strived to break barriers between the domestic and international markets, leveraging our proven and well-developed capabilities to enhance our international operations. In 2020, our international business revenue reached RMB11.1 billion, representing an increase of 16.6% year-on-year. Our equity investment strategy emphasizes value creation, alongside building an ecosystem and unleashing the synergy yielded from our operations and investments. We achieved this through optimizing our investment platform for mergers and acquisitions, share purchase and venture capital, as well as leveraging the complementary strengths of direct investment and investment funds. Our equity investment returns in 2020 accounted for 11.8% of our net profit. In terms of digital content and FinTech, we have been actively nurturing high-quality Internet products to constantly improve our product development capabilities and enhance the user experience. As of the end of December 2020, the number of monthly active users of MIGU Video increased by 18.4% year-on-year. The customer bases of video connecting tones and cloud product “and-Caiyun” exceeded 140 million and 100 million respectively, and the number of monthly active users of “and-Wallet” increased by 39.1% year-on-year.

We are committed to enhancing customer satisfaction while maintaining healthy business growth. We sped up the building of an all-round service system covering every aspect of services and processes and engaging all staff members. As a result, we further enhanced quality management and overall service delivery to improve customer experience. All-round service capabilities also resulted from the setting up of the “10086” integrated smart services gateway that covers our CHBN markets, and from an online feedback system that deals with complaints filed through our channels. We built an end-to-end service quality management system covering five key areas – markets, corporate business, services, networks and information technology (IT). We understand the importance of building a service culture among all employees, thus we rolled out a series of innovative and diverse campaigns and staff awards to improve service awareness. Our efforts have gained us a reputation for providing heartwarming services to our customers.

Further implementing “5G+” plan to fast-track 5G development

2020 marked the first full year of the commercial adoption of 5G. Following the government’s call to speed up the construction of new information infrastructure with 5G at the forefront, we further implemented our “5G+” plan to promote the co-construction and sharing of 5G infrastructure, establishing a new milestone for our 5G development.

In 2020, our total 5G-related investment amounted to RMB102.5 billion. Our cloud-based and centralized standalone (SA) core network commenced operations in September 2020. Throughout the year, we built and put in use around 340,000 new 5G base stations, bringing the total number of 5G base stations to a cumulative 390,000, providing 5G services to all prefecture-level cities, selected counties and key areas in China. We own the largest 5G SA commercial network and occupy a leading position in terms of network technology in the world. Contributing to 5G standard-setting and technological evolution, we advocated for the on-schedule freezing of the R16 standard and we were heavily involved in the R17 standard-setting. In the 3rd Generation Partnership Project (3GPP) and the International Telecommunication Union (ITU), we led 99 projects in relation to 5G international standards and launched an industry-leading protocol to provide technical guidance for the full-scale deployment of 5G networks slicing for a wide range of industry sectors. We were also the first telecommunications operator in the industry to launch a protocol on N4 decoupling technology, significantly promoting the flexible deployment of User Plane Function (UPF) while reducing 5G deployment costs.

Alongside 5G network construction, we also came up with an orderly plan for the steady growth of our 5G business. In terms of the consumer market, we worked to gradually promote upgrades and refinements of tariff plans, according to customers’ specific needs. Meanwhile, we advocated for manufacturers to make 5G terminal devices more affordable in order to allow more customers to use 5G services. In order to further enhance user experience, we were the first telecommunications operator to launch a range of new applications, including ultrahigh definition live streaming based on 5G, 4K and VR technology, 5G ultrahigh definition full-screen video connecting tones, cloud-based 5G games and 5G messages. In the “Business” market, we were the first in the industry to propose a BAF2 (basic, advanced and flexible) commercial model, achieving the commercialization of 5G dedicated network products and rolling out 470 dedicated 5G network projects for corporate customers. We launched nine industry platform solutions including OneCity for smart city and OnePower for the Industrial Internet, accumulating more than 100 applications. We created more than 2,000 showcases for 15 industry segments, of which those that generated most enthusiastic responses included 5G cloud-based cherry blossom appreciation and 5G coverage in Mount Everest, deep mines and harbors.

China Mobile Communications Group Co., Ltd., our parent company, and China Broadcasting Network Corporation Limited (“CBN”) entered a framework agreement for 5G co-construction and sharing. Subsequently, sub-agreements have been signed with CBN on 26 January 2021 covering four areas – namely 5G network construction, network maintenance, market collaboration and network usage fee settlement. Both parties will fully leverage their combined advantages in 5G technology, frequency and content to promote the co-construction and sharing of 700MHz network and support the integration and co-development of a business ecosystem comprising networks and content. By doing so, we aim to accelerate 5G network coverage in an efficient manner, pooling resource advantages and saving costs. We believe that the partnership will help both parties achieve high-quality 5G development and mutual benefits. It will also enable us to provide more diverse and higher-quality services for our customers and create greater value for our shareholders.

5G is playing an increasingly important role in supporting information flow within society, accelerating industry transformation and upgrade, and driving the development of digital society. As the key 5G network constructor, advocate and service provider, we will further implement the “5G+” plan to speed up the application of 5G across sectors to serve wider society.

[2]	BAF business model is a multi-dimensional, 5G dedicated network business model based on “Basic network + Advanced value-added functions + Flexible personalised services”

Achieving breakthroughs in reforms and innovation; strengthening our capabilities for sustainable development

With a view to supporting our business transformation and development, we expedited the setting up of a highly efficient operational system that yields synergy and continued to strengthen our basic capabilities. We took proactive steps to attain innovation-driven development and strengthened collaborations with partners along the industrial chain to achieve collaborative success. We also managed to fully reap the benefits brought about by further advancing reforms to our institutional mechanisms, laying a solid foundation for our future development.

Optimized operational system. Through implementing reforms to areas including corporate business, markets, networks, research and development (R&D) and IT, we have basically built out an organizational and operating structure that allows the headquarters to set strategies, regional companies to drive market development and specialized teams to enhance competence. We also implemented all-round reforms to grid operations, taking steps to better align responsibilities, authorities and benefits. We took steps to optimize our inverted pyramid support structure through which managers render support to the frontline, and effectively motivated and empowered individual staff. We continued to create a low-cost and high-efficiency operating model and actively promoted management by classification. As a result, we were able to achieve a significantly enhanced level of standardized, regulated and digitalized management.

Improved basic capabilities. We continued to build out our premium networks. As of the end of December 2020, we have built a total of 5.14 million base stations, and the bandwidth of dedicated networks for international and corporate customers have reached 67.9 Tbps. 100% of the OLT (Optical Line Terminal) facilities in urban areas at prefecture-level and above were equipped with gigabit broadband. We accelerated the construction of new information infrastructure and promoted the layout of cloud-based networks based on eight major regions. With our “N+31+X” mobile cloud networks (N central nodes, 31 province-level nodes and X edge nodes) and “3+3+X” data center layout (three hotspot regional centers, three trans-provincial centers and various province-level centers and business nodes) taking shape, we continued to promote the integrated development of cloud, networks and edge computing. We also initiated the construction of a smart mid-end platform, which combines technology, data and business, to form an AaaS (Ability as a Service) service system. During the first phase of the mid-end platform development, we launched 27 applications, achieving initial success in empowering business growth with digital intelligence.

Stepped-up innovation. In terms of key technology developments, our proprietary automatic integration tool “Xing Yun” significantly shortens hardware integration cycles of our network cloud resource pools, and our cloud performance improvement and evaluation product “Yun Heng” can conduct data quality checks at minute-level frequency. Three key standards originated from our proprietary technology Slicing Packet Network (SPN) were approved by the ITU Telecommunication Standardization Sector, laying a solid foundation for the global application of SPN. Utilizing blockchain technology, we also self-developed the mid-end platform CMChain and proactively explored the implementation of blockchain applications in different scenarios. To speed up product innovation, we continued to enhance the five-in-one management and operating system that covers R&D, operations, support, sales and marketing, and services, further strengthening the competitiveness of our products. On the 5G front, we launched new applications in the consumer domain and dedicated network products for vertical sectors. We also joined hands with industry partners to release the 5G Messaging White Paper and promoted the implementation of super SIM solutions.

Expanded partnership. We actively built extensive networks and deepened our strategic partnership with local governments and large enterprises and public institutions. Centered around 5G-related digitalization and innovation, we initiated cross-sector cooperation on information services, making use of the complementary strengths of different sectors to drive social and economic development. We rolled out the “5G+ Blooming Action” campaign and set up the 5G Joint Innovation Fund, which plans to invest tens of billions to nurture industry players. We also put forward a “100 billion” industry stimulus plan to step up efforts to develop the industry ecosystem and our partnership network. These efforts will accelerate the deployment of our digital intelligence plan in breadth and depth, and infuse the industry ecosystem with new vitality.

Furthered system reforms. With the goal of establishing a world-class model enterprise, we systemically furthered reforms in the three key areas of governance, talent development and incentive mechanisms, in order to build new momentum toward high-quality development. Two of our subsidiaries that specialize in IoT and cloud technology have been enlisted into the state program that drives selected Chinese technology companies to implement market-oriented reforms and step up their independent innovation capabilities. For this, we have rolled out a pilot zone and implemented our reformation plans in phases. For different types of talents, we have optimized our tailored suite of compensation and incentive mechanisms that are results-driven and have clear development focuses. We launched a new batch of incentive share options and inaugurated our fast-track development program for outstanding talents. We have further enhanced our incentive mechanism using diversified means, placing a clear focus on differentiating and rewarding outstanding performance.

Corporate governance

The Company always upholds the principles of integrity, transparency, openness and efficiency, and fully complies with all applicable listing rules to ensure sound corporate governance.

To optimize the composition of the Board of Directors, we pursued policies to maintain board member diversity and director nomination. We ensured the independent non-executive directors contribute their respective experience and expertise to help us further improve our corporate governance and decision-making mechanism.

We are also committed to compliance and enhancing our compliance management. The implementation of our “Compliance Escort Plan” has helped to strengthen the compliance culture across our business. On an ongoing basis, we conducted compliance checks and provided guidelines particularly for emerging areas such as new 5G infrastructure, mobile number portability, supply chain security, network information security and basic-level grid operations. Our aim is to take a pre-emptive approach to compliance and risk control and constantly improve our compliance management system.

We are committed to enhancing our risk and internal control systems, increasing our ability to detect risk and exercise effective risk control. We have further strengthened our supervision over key businesses, projects and issues, proactively mitigating business risks and closing any gaps in our business management processes to ensure sound operations.

Social responsibility and company accolades

We are committed to integrating corporate social responsibility in our development, contributing our strengths to society and satisfying people’s needs in their pursuit for a better life.

The COVID-19 outbreak in 2020 caught everyone off guard. In response, we made full use of 5G, cloud computing, big data and other information and communications technologies in the fight against COVID-19. We secured the lifelines of communications, service and support, contributing to the resumption of work, production and schooling, and helping society return to normal. Immediately after the outbreak, we activated a top-level emergency response to ensure a stable and reliable network for more than 3,000 major hospitals, over 1,000 major disease control centers and over 5,000 government organizations across the country. We provided free mobile services to nearly one million COVID-19 prevention and control personnel and medical staff who were our customers but fallen behind with their payments. We introduced more than 10 feature services including innovative cloud meetings, online learning and livestreaming to the general public. We took proactive measures to prevent and control the COVID-19 in our daily operations and care for our employees while encouraging them to pay attention to customers’ needs. These solid actions helped us protect the lives and well-being of our customers and employees.

We sped up the build-out of new information infrastructure that enables the digital transformation of our economy and society. We promoted healthy competition and collaboration within the industry to foster a level and healthy playing field. We provided communications support to the Two Sessions, The China International Fair for Trade in Services, China International Import Expo and other major events, as well as securing networks during COVID-19 and the flood season. Our efforts gained us wide recognition across society. We spared no effort in combating cybercrime so as to provide a healthy and secure network environment for our customers.

In addition, our innovative “Network+” poverty alleviation model that is based on the “1+3+X” framework has helped a total of 1.08 million people in 13 counties, 12 townships and 1,786 villages rise above the poverty line. We launched various charity campaigns, such as the “Blue Dream” education project, which has provided professional training for more than a cumulative 128,000 primary and secondary school headmasters in rural villages in the mid-west of China. Meanwhile, the “Heart Caring” campaign has saved the lives of 6,574 children with congenital heart disease. We played our part in pollution control, energy saving and emissions reduction to promote green development. The implementation of our “Green Action Plan” continued to help us reduce our carbon footprint. The overall energy consumption per unit of telecommunications business has dropped by 17.6%, moving us closer to our goal of peaking carbon emissions and reaching carbon-neutral operations.

Our achievements have received wide recognition. We were a Gold Award winner at The Asset ESG Corporate Awards and received the Asia’s Honoured Company award from Institutional Investor. In addition, we won the Icon on Corporate Governance, Best Investor Relations Company, Best Corporate Social Responsibility and Best Corporate Communications awards from Corporate Governance Asia.

During the year, Moody’s and Standard & Poor’s maintained our corporate credit ratings at the same level as China’s sovereign ratings.

Future outlook

All good principles should adapt to changing times to remain relevant. A new wave of technological revolution and industry transformation characterized by digitalization, networkization and intelligentization has emerged, integrating 5G, AI, IoT, cloud computing, big data, edge computing, blockchain and other next-generation information technologies into the economy, society and people’s livelihood. Every industry has embarked on digital transformation, presenting unprecedented opportunities in the blue-ocean digital economy. Innovation has emerged with a frequency not seen before. Information technology has become an inseparable part of the real economy, driving the restructuring of innovation and industries on a global scale. Leading technology enterprises have been using technology and data to generate a new form of growth featuring super fast growth, and super products and services, as well as high production efficiency and high technology input. This shift also makes sweeping changes to the way enterprises conduct business and production. Technology and innovation will guide and lead the demand for information services and the resulting impact will become more prominent, thus creating endless possibilities in future. China has shown strong determination to implement state initiatives surrounding Cyberpower, Digital China and Smart Society, which will boost the development of the next generation information technology and other sectors, driving the growth of the digital economy and consumption upgrade. The digital economy will pick up more growth momentum, making “four paradigm shifts”3 in terms of economic development, technology application, business competition and mass consumption. The landscape of “five verticals and three horizontals”4 will become more evident. Against this backdrop, MIIT and CAICT expect that, in 2025, the size of China’s digital economy will grow to RMB65 trillion, with a compound annual growth rate (CAGR) of more than 10%. Information services market size is expected to reach RMB20.4 trillion with a CAGR of more than 13%, creating huge potential for us to grow. Nevertheless, the market landscape has become increasingly complex and volatile. The market as a whole and the information services market are constantly evolving, presenting more diverse business patterns and models. The window of opportunity to develop the information services market is closing at an increasing pace. The result of all these developments is a number of challenges we have to face head-on.

We are now at an historic moment facing a new direction of development. In this context, we have given wider connotation to our “Powerhouse” strategy and put forward a new strategic vision: We will open up development space toward information services and focus on technological innovation to create competitive advantages. These moves will form part of our concerted efforts to achieve our goal of joining the league of the world’s first-class information service technology companies. At the same time, we will focus on “two facilitations and two integrations”: We will fully facilitate the construction of information infrastructure and facilitate the digitalized and intelligent transformation of the whole society. We will also make endeavors to accelerate the integration and innovation of various information technologies, and speed up the deep integration of information technology and the economy, society and people’s livelihood.

[3]

The “four paradigm shifts”: Economically, the digital economy has become the major driving force of growth. Technologically, emerging information technology has become the core engine to spur industry transformation and upgrades. With regard to business competition, technological innovation forms the pillar of companies’ competitive advantages. In terms of consumption patterns of the masses, demand for a better digital life has pervaded the whole of society.

[4]

The “five verticals and three horizontals”: The “five verticals” represent the emergence of five key application scenarios, which are a result of the rapid penetration of information technology in the economy and society. This specifically refers to the digitalization of infrastructure, social governance, ways of production, ways of working and lifestyle. The “three horizontals” refer to the three common demands arisen from the digital transformation of the economy and society, namely online operations, intelligentisation and cloudification.

We have determined to adopt the main line of development that aims at promoting digitalized and intelligent transformation and achieving high-quality development. Specifically, we will continue to consolidate our network advantages, at the same time make special efforts to highlight our direction to undergo digital and intelligent transformation. While growth will be increasingly driven by information technologies and data, we will take measures to effectively unleash the amplifying impact of new factors on traditional factors including capital and human resources. All these endeavors will empower the full-fledged development of various business areas including products, services, operations and management with digital intelligence, also engaging all business processes. By following this main line of development, we will make significant enhancements to total factor productivity.

We have come up with a clear “4x3” strategic core. First, we will speed up the “three changes”, which are the internal logic of our transformation. We are changing our business development from telecommunications services to information services, from the primarily “Customer” (To C) market to all four CHBN markets, and from being resources-driven to being innovation-driven. Second, we will facilitate “three trends”, which are our points of breakthrough and core areas of transformation. We are promoting online operations, intelligentization and cloudification to stimulate demand for information services and upgrade the industry landscape. Third, we will reinforce the “three approaches”, which are paths of our transformation. We are setting up a scale-based and value-oriented business operating system with an emphasis on business convergence, integration and digitalization. Fourth, we will strengthen the “three forces”, which are fuels supporting our transformation. We are building up an organization structure incorporating our capabilities, collaboration and vitality to deliver high operating efficiency and synergy across operations.

.

The year 2021 marks the beginning of China’s 14th Five-Year Plan. It will also be a milestone year for us to deepen 5G development and consolidate our market leadership. We will strive for making progress while maintaining stability, adopting our main line of development that promotes digitalized and intelligent transformation and achieves high-quality development. We will focus on our “4x3” strategic core and fully implement the “5G+” plan, taking solid steps toward becoming a world-class enterprise by building a dynamic “Powerhouse”. We will strive to achieve stable and healthy growth in telecommunications services revenue and net profit, creating higher value for our shareholders.

Acknowledgement

Finally, on behalf of the Board, I would like to take this opportunity to express my heartfelt gratitude for the support of our shareholders, customers and the general public, and for the dedication and contribution of our employees.

Yang Jie

Chairman

Hong Kong, 25 March 2021

GROUP RESULTS

China Mobile Limited (the “Company”) is pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2020.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December 2020

(Expressed in Renminbi (“RMB”))

		2020	2019
	Note	Million	Million

Operating revenue	4
Revenue from telecommunications services		695,692	674,392
Revenue from sales of products and others		72,378	71,525

		768,070	745,917

Operating expenses
Network operation and support expenses	5	206,424	175,810
Depreciation and amortization		172,401	182,818
Employee benefit and related expenses		106,429	102,518
Selling expenses		49,943	52,813
Cost of products sold		73,100	72,565
Other operating expenses	6	47,039	46,244

		655,336	632,768

Profit from operations		112,734	113,149
Other gains		5,602	4,029
Interest and other income		14,341	15,560
Finance costs		(2,996)	(3,246)
Income from investments accounted for using the equity method		12,678	12,641

Profit before taxation		142,359	142,133
Taxation	7	(34,219)	(35,342)

PROFIT FOR THE YEAR		108,140	106,791

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (continued)

for the year ended 31 December 2020

(Expressed in RMB)

		2020	2019
	Note	Million	Million

Other comprehensive income for the year, net of tax:
Items that will not be subsequently reclassified to profit or loss
Changes in the fair value of equity investments at fair value through other comprehensive income		957	(75)
Share of other comprehensive (loss)/income of investments accounted for using the equity method		(32)	14

Items that may be subsequently reclassified to profit or loss
Currency translation differences		(1,915)	683
Share of other comprehensive (loss)/income of investments accounted for using the equity method		(585)	428

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		106,565	107,841

Profit attributable to:
Equity shareholders of the Company		107,843	106,641
Non-controlling interests		297	150

PROFIT FOR THE YEAR		108,140	106,791

Total comprehensive income attributable to:
Equity shareholders of the Company		106,268	107,691
Non-controlling interests		297	150

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		106,565	107,841

Earnings per share – Basic	8(a)	RMB5.27	RMB5.21

Earnings per share – Diluted	8(b)	RMB5.27	RMB5.18

Details of dividends to the equity shareholders of the Company are set out in note 9.

CONSOLIDATED BALANCE SHEET

as at 31 December 2020

(Expressed in RMB)

		As at 31 December 2020	As at 31 December 2019
	Note	Million	Million

Assets
Non-current assets
Property, plant and equipment		705,547	674,832
Construction in progress		71,651	67,978
Right-of-use assets		65,091	74,308
Land use rights		16,192	16,489
Goodwill		35,344	35,343
Other intangible assets		7,213	3,475
Investments accounted for using the equity method		161,811	155,228
Deferred tax assets		38,998	32,628
Financial assets at fair value through other comprehensive income		1,111	513
Restricted bank deposits		8,836	10,063
Other non-current assets		36,345	28,517

		1,148,139	1,099,374

Current assets
Inventories		8,044	7,338
Contract assets		3,841	5,003
Accounts receivable	10	38,401	32,694
Other receivables		46,647	34,133
Prepayments and other current assets		25,713	26,708
Amount due from ultimate holding company		1,396	1,350
Prepaid income tax		1,157	1,278
Financial assets at fair value through profit or loss		128,603	114,259
Restricted bank deposits		2,830	371
Bank deposits		110,382	130,799
Cash and cash equivalents		212,729	175,933

		579,743	529,866

Total assets		1,727,882	1,629,240

CONSOLIDATED BALANCE SHEET (continued)

as at 31 December 2020

(Expressed in RMB)

		As at 31 December 2020	As at 31 December 2019
	Note	Million	Million

Equity and liabilities
Liabilities
Current liabilities
Accounts payable	11	167,990	164,818
Bills payable		4,561	2,896
Deferred revenue		79,028	57,825
Accrued expenses and other payables		200,952	182,368
Amount due to ultimate holding company		26,714	21,677
Income tax payable		13,856	9,815
Lease liabilities		24,173	22,668

		517,274	462,067

Non-current liabilities
Lease liabilities – non-current		42,460	51,635
Deferred revenue – non-current		8,601	6,861
Deferred tax liabilities		1,668	1,388
Other non-current liabilities		5,107	-

		57,836	59,884

Total liabilities		575,110	521,951

Equity
Share capital		402,130	402,130
Reserves		746,786	701,643

Total equity attributable to equity shareholders of the Company		1,148,916	1,103,773
Non-controlling interests		3,856	3,516

Total equity		1,152,772	1,107,289

Total equity and liabilities		1,727,882	1,629,240

NOTES:

(Expressed in RMB unless otherwise indicated)

1	Basis of preparation

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), are consistent with IFRSs that relates to the Group’s financial statements. These financial statements also comply with HKFRSs, the requirements of Hong Kong Companies Ordinance (Cap. 622), and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial information relating to the years ended 31 December 2020 and 2019 included in this preliminary announcement of annual results 2020 do not constitute the Company’s statutory annual consolidated financial statements for those years but is derived from those financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the Hong Kong Companies Ordinance (Cap. 622) is as follows:

The Company has delivered the financial statements for the year ended 31 December 2019 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Hong Kong Companies Ordinance (Cap. 622) and will deliver the financial statements for the year ended 31 December 2020 in due course.

The Company’s auditor has reported on the financial statements for both years. The auditor’s reports were unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its reports; and did not contain a statement under sections 406(2), 407(2) or (3) of the Hong Kong Companies Ordinance (Cap. 622).

2	Segment reporting

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s Chief Operating Decision Maker (“CODM”) in order to allocate resources and assess performance of the segment. The CODM has been identified as the Executive Directors of the Company. For the years presented, the Group as a whole is an operating segment since the Group is only engaged in telecommunications and related businesses. No geographical information has been disclosed as the majority of the Group’s operating activities are carried out in the mainland of China. The Group’s assets located and operating revenue derived from activities outside the mainland of China are less than 5% of the Group’s assets and operating revenue, respectively.

3	Changes in accounting policies

The following amended and revised standards are mandatory for the first time for the Group’s financial year beginning on 1 January 2020 and are applicable for the Group:

Amendments to IAS/HKAS 1 “Presentation of Financial Statements” and IAS/HKAS 8 “Accounting Policies,

Changes in Accounting Estimates and Errors” – “Definition of Material”

Amendments to IFRS/HKFRS 3 “Business Combinations” – “Definition of a Business”

Amendments to IFRS/HKFRS 9 “Financial Instruments”, IAS/HKAS 39 “Financial Instruments:

Recognition and Measurement” and IFRS/HKFRS 7 “Financial Instruments: Disclosures” – Interest rate benchmark reform

Revised Conceptual Framework for Financial Reporting

The above amendments or revisions to IFRS/HKFRS and IAS/HKAS effective for the financial year beginning on 1 January 2020 do not have a material impact on the Group.

In addition, the IASB and HKICPA also published a number of new standards and amendments to standards which are effective for the Group’s financial year beginning on or after 1 January 2021 and have not been early adopted by the Group. Management is assessing the impact of such standards and will adopt the relevant standards in the subsequent periods as required.

4	Operating revenue

	2020	2019
	Million	Million

Revenue from telecommunications services
Voice services	78,782	88,624
Data services
– SMS & MMS	29,485	28,648
– Wireless data traffic	385,679	384,999
– Wireline broadband	80,808	68,835
– Applications and information services	101,038	82,543
Others	19,900	20,743

	695,692	674,392

Revenue from sales of products and others	72,378	71,525

	768,070	745,917

The majority of the Group’s operating revenue is from contracts with customers, and the remaining is not material.

5	Network operation and support expenses

		2020	2019
	Note	Million	Million

Maintenance, operation support and related expenses		117,758	92,980
Power and utilities expenses		37,661	32,837
Charges for use of tower assets	(i)(iii)	26,836	25,518
Charges for use of lines and network assets	(ii)(iii)	8,224	7,715
Charges for use of other assets	(ii)(iii)	6,149	7,492
Others		9,796	9,268

		206,424	175,810

Note:

(i)

Charges for use of tower assets include the non-lease components charges (maintenance, power and related support services) for use of telecommunications towers and variable lease payments not based on an index or a rate, which are recorded in profit or loss as incurred.

(ii)

Charges for use of lines and network assets and other assets mainly include the non-lease components charges and the lease components charges for lease contracts that exempted from recognition of right-of-use assets and lease liabilities, such as short-term lease payments, lease payments of low-value assets and variable lease payments not based on an index or a rate, which are recorded in profit or loss as incurred.

(iii)

For the year ended 31 December 2020, short-term lease payments and lease payments of low-value assets amounted to RMB4,462 million (2019: RMB6,757 million), and variable lease payments not based on an index or a rate, which are recorded in profit or loss as incurred, amounted to RMB7,770 million (2019: RMB8,186 million).

6	Other operating expenses

		2020	2019 (Note 5)
	Note	Million	Million

Interconnection		19,821	21,037
Expected credit impairment losses		5,084	5,761
Write-down of inventories		196	171
Loss/(gain) on disposal of property, plant and equipment		1	(64)
Write-off and impairment of property, plant and equipment		1,546	2,975
Research and development expenses	(1)	4,898	2,843
Auditors’ remuneration		114	123
Others		15,379	13,398

		47,039	46,244

Note:

(i)	The item does not include depreciation and amortization and employee benefit and related expenses related to research and development.

7	Taxation

Taxation in the consolidated statement of comprehensive income represents:

		2020	2019
	Note	Million	Million

Current tax
Provision for the PRC enterprise income tax on the estimated assessable profits for the year	(i)	39,870	36,989
Provision for Hong Kong profits tax on the estimated assessable profits for the year	(ii)	400	269

		40,270	37,258
Deferred tax
Origination and reversal of temporary differences, net		(6,051)	(1,916)

		34,219	35,342

Note:

(i)

The provision for the PRC enterprise income tax is based on the statutory tax rate of 25% (2019: 25%) on the estimated assessable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the year ended 31 December 2020. Certain subsidiaries of the Company enjoy the preferential tax rate of 15% (2019: 15%).

(ii)	The provision for Hong Kong profits tax is calculated at 16.5% (2019: 16.5%) of the estimated assessable profits for the year ended 31 December 2020.

(iii)

Pursuant to the “Notice regarding Matters on Determination of Tax Residence Status of Chinese controlled Offshore Incorporated Enterprises under Rules of Effective Management” issued by SAT in 2009 (“2009 Notice”), the Company is qualified as a PRC offshore-registered resident enterprise. Accordingly, the dividend income of the Company from its subsidiaries in the PRC is exempted from PRC enterprise income tax.

8	Earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB107,843 million (2019: RMB106,641 million) and the weighted average number of 20,475,482,897 shares (2019: 20,475,482,897 shares) in issue during the year.

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the year is based on the profit attributable to equity shareholders of the Company which is used in calculating diluted earnings per share, calculated as follows, of RMB107,843 million (2019: RMB106,050 million) and the weighted average number of 20,475,482,897 shares (2019: 20,475,482,897 shares) in issue during the year.

	2020	2019
	Million	Million

Profit attributable to equity shareholders of the Company
used in calculating basic earnings per share	107,843	106,641
Add: Dilution impact on share of profit of investment in an associate due to the associate’s convertible bonds	-	41
Less: Fair value gain on the associate’s convertible bonds held by the Group, net of tax	-	(632)

Profit attributable to equity shareholders of the Company used in calculating diluted earnings per share	107,843	106,050

For the year ended 31 December 2020, the Group has considered the impact from the following factors when calculating diluted earnings per share:

– Share options issued by the Company, and

– The Group’s associates that have issued potential ordinary shares for the year ended 31 December 2020.

For the year ended 31 December 2020, as the exercised price of the share options exceeded the average market price of ordinary shares during the period for which the share options were in issue, such share options did not have any dilutive effect on earnings per share, and the associates’ potential ordinary shares were anti-dilutive as there was fair value loss on the associate’s convertible bonds; therefore diluted earnings per share were the same as basic earnings per share.

9	Dividends

Dividends attributable to the year:

	2020	2019
	Million	Million

Ordinary interim dividend declared and paid of HK$1.530 (equivalent to approximately RMB1.398) (2019: HK$1.527 (equivalent to approximately RMB1.343)) per share	27,557	28,206
Ordinary final dividend proposed after the balance sheet date of HK$1.760 (equivalent to approximately RMB1.481) (2019: HK$1.723 (equivalent to approximately RMB1.543)) per share	30,330	31,602

	57,887	59,808

The proposed ordinary final dividend, which is declared in Hong Kong dollar is translated into RMB with reference to the rate HK$1 = RMB0.84164, being the rate announced by the State Administration of Foreign Exchange in the PRC on 31 December 2020. As the ordinary final dividend was declared after the balance sheet date, such dividend is not recognized as liability as at 31 December 2020.

In accordance with the 2009 Notice and the PRC enterprise income tax law, the Company is required to withhold enterprise income tax equal to 10% of any dividend, when it is distributed to non-resident enterprise shareholders whose names appeared on the Company’s register of members, as at the record date for such dividend, and who were not individuals.

10	Accounts receivable

Aging analysis of accounts receivable, net of loss allowance is as follows:

	As at 31 December 2020	As at 31 December 2019
	Million	Million

Within 30 days	14,917	14,353
31 – 60 days	4,132	3,789
61 – 90 days	3,255	3,035
91 days – 1 year	13,076	9,575
Over 1 year	3,021	1,942

	38,401	32,694

Accounts receivable primarily comprise receivables from customers and telecommunications operators. Customers with balances that are overdue or have exceeded credit limits are required to settle all outstanding balances before any further telecommunications services can be provided. The increase of accounts receivable is mainly due to the increase in revenue from corporate markets. Customers from corporate markets normally enjoy longer credit term and have better creditability.

11	Accounts payable

Accounts payable primarily include payables for expenditure of network expansion, maintenance and support expenses and interconnection expenses, etc.

The aging analysis of accounts payable is as follows:

	As at 31 December 2020	As at 31 December 2019
	Million	Million

Payable in the periods below:

Within 1 month or on demand	142,653	139,856
After 1 month but within 3 months	6,143	6,270
After 3 months but within 6 months	3,422	4,839
After 6 months but within 9 months	5,408	4,569
After 9 months but within 12 months	10,364	9,284

	167,990	164,818

All of the accounts payable are expected to be settled within one year or are repayable on demand.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the year ended 31 December 2020, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

AUDIT COMMITTEE

The Audit Committee reviewed the Group’s audited financial statements for the year ended 31 December 2020. Based on the review and discussions with management, the Audit Committee was satisfied that these statements were prepared in accordance with applicable accounting standards and fairly present the Group’s financial position and results for the year ended 31 December 2020.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CORPORATE GOVERNANCE CODE

For the financial year ended 31 December 2020, the Company complied with all the code provisions of the Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), except for the following matters:

i.

the Company and its directors (including independent non-executive directors) have not entered into any service contract with a specified term. All directors are subject to retirement by rotation and re-election at the annual general meetings every three years; and

ii.

on 11 October 2019, Mr. Li Yue resigned from his positions as an Executive Director and the Chief Executive Officer of the Company, following which the position of Chief Executive Officer had remained vacant. On 13 August 2020, Mr. Dong Xin was appointed as the Chief Executive Officer of the Company. Please refer to the Company’s announcement dated 13 August 2020 in relation to “Re-designation of Director” for details.

ANNUAL GENERAL MEETING

The 2021 annual general meeting of the Company (the “2021 AGM”) will be held in the Grand Ballroom, Grand Hyatt Hong Kong, 1 Harbour Road, Wanchai, Hong Kong on Thursday, 29 April 2021 at 9:30 a.m.. The notice of the 2021 AGM, the accompanying circular and the proxy form will be despatched to shareholders in accordance with the Listing Rules.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed during the following periods:

i.

from Monday, 26 April 2021 to Thursday, 29 April 2021 (both days inclusive) for the purpose of ascertaining shareholders’ entitlement to attend and vote at the 2021 AGM. In order to be eligible to attend and vote at the 2021 AGM, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 23 April 2021; and

ii.

from Wednesday, 5 May 2021 to Friday, 7 May 2021 (both days inclusive) for the purpose of ascertaining shareholders’ entitlement to the 2020 final dividend (the “2020 Final Dividend”). In order to qualify for the 2020 Final Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Tuesday, 4 May 2021.

Subject to the approval by shareholders at the 2021 AGM, the 2020 Final Dividend will be paid on or about Thursday, 20 May 2021 to those shareholders on the register of members on Friday, 7 May 2021 (the “Record Date”).

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax on the distribution of the 2020 Final Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited (“HKSCC”), corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2020 Final Dividend after deducting enterprise income tax of 10 per cent.. The Company will not withhold and pay the income tax in respect of the 2020 Final Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange or the Shenzhen Stock Exchange (the Shanghai-Hong Kong Stock Connect or the Shenzhen-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC and in accordance with the above requirements, the Company will pay to HKSCC the amount of the 2020 Final Dividend after withholding for payment the 10 per cent. enterprise income tax.

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10 per cent. enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled not later than 4:30 p.m. on Tuesday, 4 May 2021.

If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

PUBLICATION OF 2020 ANNUAL RESULTS AND 2020 ANNUAL REPORT ON THE

WEBSITES OF THE STOCK EXCHANGE OF HONG KONG LIMITED AND THE COMPANY

This announcement is published on the HKEXnews website of The Stock Exchange of Hong Kong Limited at http://www.hkexnews.hk and the website of the Company at http://www.chinamobileltd.com. The 2020 Annual Report will be despatched to shareholders and be available on the websites of HKEXnews and the Company.

The consolidated financial information set out above does not constitute the Company’s statutory financial statements for the year ended 31 December 2020 but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2020, which contain an unqualified auditor’s report, will be delivered to the Registrar of Companies as well as made available on the Company’s website at http://www.chinamobileltd.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Dong Xin, Mr. Wang Yuhang and Mr. Li Ronghua as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.

Exhibit 2.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PROPOSED CHANGE OF AUDITORS

This announcement is made by China Mobile Limited (the “Company”, together with its subsidiaries, the “Group”) pursuant to Rule 13.51(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

China Mobile Communications Group Co., Ltd., the ultimate controlling shareholder of the Company, is a central state-owned enterprise regulated by the State-owned Assets Supervision and Administration Commission of the State Council of the People’s Republic of China (“SASAC”). Under the relevant requirements of the Ministry of Finance of the People’s Republic of China and SASAC, there are certain limits to the number of years for which an accounting firm may continuously undertake financial auditing work in respect of a central state-owned enterprise and its subsidiaries. Due to the relevant requirements, PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP (collectively, “PwC”), whose term of service will expire soon, are required to retire as the auditors of the Group with effect from the conclusion of the forthcoming annual general meeting of the Company (the “2021 AGM”) and will not be re-appointed.

As recommended by the Audit Committee of the Company (the “Audit Committee”), the board of directors of the Company (the “Board”) has resolved to propose to appoint KPMG and KPMG Huazhen LLP as the auditors of the Group for the year ending 31 December 2021 for Hong Kong financial reporting and U.S. financial reporting purposes, respectively. The relevant resolution will be proposed at the 2021 AGM.

PwC have confirmed in writing that there are no other matters or circumstances that need to be brought to the attention of the shareholders of the Company in connection with the above change. The Board confirms that there are no other matters or circumstances that need to be brought to the attention of the shareholders of the Company in connection with the above change. The Board and the Audit Committee also confirm that there are no disagreements or unresolved matters between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The proposed appointment of auditors of the Group is subject to approval by the shareholders of the Company by way of an ordinary resolution at the 2021 AGM. In accordance with the Listing Rules, the Company will despatch to its shareholders a circular in respect of the 2021 AGM containing details of the proposed appointment of auditors.

The Board takes this opportunity to express its sincere gratitude to PwC for the professional and high-quality services they have rendered to the Group in the past years.

By Order of the Board
China Mobile Limited
Wong Wai Lan, Grace
Company Secretary

Hong Kong, 25 March 2021

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Dong Xin, Mr. Wang Yuhang and Mr. Li Ronghua as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.

Exhibit 3.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CLOSURE OF REGISTER OF MEMBERS

AND

ANNOUNCEMENT IN RELATION TO THE WITHHOLDING

AND

PAYMENT OF ENTERPRISE INCOME TAX FOR

NON-RESIDENT ENTERPRISES IN RESPECT

OF THE PROPOSED 2020 FINAL DIVIDEND

Reference is made to the 2020 annual results announcement of China Mobile Limited (the “Company”) published on 25 March 2021. The board of directors of the Company (the “Board”) proposed to pay a final dividend of HK$1.76 per share (before withholding and payment of PRC enterprise income tax) for the financial year ended 31 December 2020 (the “2020 Final Dividend”) to the shareholders of the Company. The 2020 Final Dividend is subject to shareholders’ approval at the annual general meeting of the Company to be held on Thursday, 29 April 2021 (the “2021 AGM”). The notice of the 2021 AGM, the accompanying circular and the proxy form will be despatched to shareholders in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

This announcement constitutes a notice pursuant to section 632 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong).

Closure of Register of Members

Notice is hereby given that the register of members of the Company will be closed during the following periods:

i.

from Monday, 26 April 2021 to Thursday, 29 April 2021 (both days inclusive) for the purpose of ascertaining shareholders’ entitlement to attend and vote at the 2021 AGM. In order to be eligible to attend and vote at the 2021 AGM, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 23 April 2021; and

ii.

from Wednesday, 5 May 2021 to Friday, 7 May 2021 (both days inclusive) for the purpose of ascertaining shareholders’ entitlement to the 2020 Final Dividend. In order to qualify for the 2020 Final Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Tuesday, 4 May 2021.

Subject to the approval by shareholders at the 2021 AGM, the 2020 Final Dividend will be paid on or about Thursday, 20 May 2021 to those shareholders on the register of members on Friday, 7 May 2021 (the “Record Date”).

Withholding and Payment of Enterprise Income Tax for Non-Resident Enterprise in Respect of the 2020 Final Dividend

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax on the distribution of the 2020 Final Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited (“HKSCC”), corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2020 Final Dividend after deducting enterprise income tax of 10 per cent.. The Company will not withhold and pay the income tax in respect of the 2020 Final Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange or the Shenzhen Stock Exchange (the Shanghai-Hong Kong Stock Connect or the Shenzhen-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC and in accordance with the above requirements, the Company will pay to HKSCC the amount of the 2020 Final Dividend after withholding for payment the 10 per cent. enterprise income tax.

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10 per cent. enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled not later than 4:30 p.m. on Tuesday, 4 May 2021.

Investors should read this announcement carefully. If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

By Order of the Board
China Mobile Limited
Wong Wai Lan, Grace
Company Secretary

Hong Kong, 25 March 2021

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Dong Xin, Mr. Wang Yuhang and Mr. Li Ronghua as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.

Exhibit 4.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PROPOSED AMENDMENT TO ARTICLES OF ASSOCIATION

The board of directors (the “Board”, its members, the “Directors”) of China Mobile Limited (the “Company”) has resolved to put forward to shareholders for approval a special resolution to amend the existing articles of association of the Company (the “Existing Articles of Association”) by adopting a new set of articles of association of the Company (the “New Articles of Association”) in substitution for and to the exclusion to the Existing Articles of Association in order to, among other things, modernize and improve certain provisions mainly in relation to the conducting of general meetings:

(a)

on the basis of section 584 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) and Article 58 of the Existing Articles of Association which permit a general meeting to be held at two or more places with the assistance of technology, to expressly provide that a general meeting may be held in one of the following forms as may be determined by the Directors in their absolute discretion:

	(i)	a physical meeting, which means a general meeting held and conducted by physical attendance and participation by members and/or proxies at one or more meeting location(s);
(ii)

a hybrid meeting, which means a general meeting held and conducted by (1) physical attendance and participation by members and/or proxies at one or more meeting location(s) and (2) virtual attendance and participation by members and/or proxies by means of electronic facilities; or

	(iii)	an electronic meeting, which means a general meeting held and conducted wholly and exclusively by virtual attendance and participation by members and/or proxies by means of electronic facilities;
(b)

to expressly provide that members attending and participating in a general meeting in person or by proxy, whether physically at a meeting location or virtually by means of electronic facilities, are deemed to be present at and shall be counted towards the quorum of and are entitled to vote at the meeting;

(c)

to expressly provide that the Chairman of a general meeting (be it a physical meeting, a hybrid meeting or an electronic meeting) may attend, preside at, and conduct proceedings of, such meeting at any meeting location or by means of electronic facilities;

(d)

to expressly empower the Chairman of the general meeting (or in default, the Board) to, whether before or after the meeting has started, adjourn the meeting at his/its absolute discretion under certain circumstances, such as electronic facilities for use at the meeting having become inadequate, it having become impossible or impracticable to give attendees a reasonable opportunity to participate in the meeting, or it having become impossible or impracticable to secure the proper and orderly conduct of the meeting;

(e)

to expressly permit the Company to designate an electronic address for the receipt of any document or information relating to proxies for a general meeting (including any instrument of proxy or invitation to appoint a proxy, any document necessary to show the validity of, or otherwise relating to, an appointment of proxy and notice of termination of the authority of a proxy);

(f)

to expressly permit a notice or document (including, without limitation, a resolution in writing or minutes) to be recorded or stored in an electronic form or medium without physical substance and to be signed or executed by electronic signature or electronic communication;

(g)

to expressly provide for more physical and electronic channels for the giving or issue of any notice, document or communication by or on behalf of the Company (including any “corporate communication” within the meaning ascribed thereto in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)); and

(h)

to make housekeeping changes to certain expressions in relation to (1) the Chairman of a general meeting, (2) the Chairman of a meeting of the Directors and (3) the Chairman of the Board, so as to avoid any potential ambiguity.

The proposed adoption of the New Articles of Association is subject to approval by the shareholders of the Company by way of a special resolution at the forthcoming annual general meeting of the Company (the “2021 AGM”). In accordance with the Listing Rules, the Company will despatch to its shareholders a circular in respect of the 2021 AGM containing the full text of the New Articles of Association shown as a comparison against the Existing Articles of Association.

By Order of the Board
China Mobile Limited
Wong Wai Lan, Grace
Company Secretary

Hong Kong, 25 March 2021

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Dong Xin, Mr. Wang Yuhang and Mr. Li Ronghua as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.